EXHIBIT 99.1

Alpha and Omega Semiconductor Announces Financial Results for the Second Quarter of Fiscal Year 2011

SUNNYVALE, Calif., Feb. 2, 2011 (GLOBE NEWSWIRE) -- Alpha and Omega Semiconductor Limited ("AOS") (Nasdaq:AOSL), a designer, developer and global supplier of a broad range of power semiconductors, today announced financial results that are prepared in accordance with International Financial Reporting Standards ("IFRS") for the fiscal second quarter ended December 31, 2010.

The results for the second quarter of fiscal year 2011 ended December 31, 2010 are as follows:

  Revenue was $84.0 million, a decrease of 6.1% from $89.4 million for the prior quarter, and a 31.3% increase from $64.0 million for the same quarter in the prior fiscal year. Power IC revenue was $15.6 million, $17.3 million and $7.4 million for this quarter, the prior quarter and the same quarter in the prior fiscal year, respectively. This quarter's revenue also included $1.8 million of revenue generated by Agape Package Manufacturing Ltd.("APM"), a provider of semiconductor packaging and testing services, which was acquired by us on December 3, 2010.

  Gross margin was 28.6%, compared to 27.1% for the prior quarter and 28.2% for the same quarter in the prior fiscal year.

  Operating expenses was $15.7 million, compared to $15.6 million for the prior quarter and $11.5 million for the same quarter in the prior fiscal year.

  Operating profit was $8.3 million, or 9.9% of revenue, compared to $8.7 million, or 9.7% of revenue, for the prior quarter and $6.6 million, or 10.3% of revenue, for the same quarter in the prior fiscal year.

  Net profit was $9.9 million, or $0.41 per diluted share, compared to $8.9 million, or $0.38 per diluted share, for the prior quarter and $9.7 million, or $0.48 per diluted share, for the same quarter in the prior fiscal year.

  Net profit on a non-IFRS basis, or non-GAAP net profit, was $10.2 million, or $0.42 per diluted share, compared to $10.5 million, or $0.45 per diluted share, for the prior quarter and $10.3 million, or $0.51 per diluted share, for the same quarter in the prior fiscal year. Non-GAAP net profit excluded share-based compensation expenses of $1.3 million, $1.6 million and $0.6 million for this quarter, the prior quarter and the same quarter in the prior fiscal year, respectively. In addition, our non-GAAP net profit for this quarter excluded $1.0 million one-time gain on equity interest arising from our APM acquisition. A reconciliation of this non-GAAP financial measure to the net profit is set forth in the attached schedule.

"We are pleased with this quarter's results. The acquisition of APM at the end of the quarter will further enhance our packaging capability. In addition, it has already contributed positively to our financial results and is expected to continue to contribute positively to our gross margin and EPS going forward," said Dr. Mike Chang, Chief Executive Officer and Chairman of AOS. "We started our company a decade ago with a clear roadmap to become a total power solution provider.   Under this roadmap, we chose to focus mostly on the PC computing market initially.  However, today our markets served are far more diversified, where PC computing markets accounts only for approximately 60% of our business. As our company embarks on the second decade of our corporate journey, we are confident that we will successfully execute the third and fourth stages of our strategic roadmap and further diversify our served markets; this year will be a year of investment to accelerate the successful execution of the third stage of that roadmap."

APM Acquisition

As previously announced on December 3, 2010, we acquired all of the outstanding shares of APM that were not already owned by AOS for a total consideration of $40.0 million, comprising of $17.0 million in cash and 1.77 million AOS common shares. The operating results of APM since December 3, 2010 were included in our consolidated financial statements for the quarter ended December 31, 2010.

Business Outlook

The following statements are based upon management's current expectations.  These statements are forward-looking, and actual results may differ materially.  AOS undertakes no obligation to update these statements.

Revenue for the quarter ending March 31, 2011 is expected to be in the range of $87 million to $92 million. Gross margin is expected to be in the range of 29% to 31%, with operating profit expected to be in the range of 10.0% to 11.5%, which includes an estimated $1.6 million share-based compensation expense. We intend to invest more heavily in research and development and further strengthen our marketing infrastructure during calendar 2011.

Pursuant to SEC requirements, we assessed our ownership structure as of December 31, 2010 and determined that we no longer qualify as a "foreign private issuer" under applicable SEC rules. As a result, we will be required to comply with additional SEC reporting obligations as a U.S. issuer beginning on July 1, 2011. Accordingly, we expect to incur incremental general and administrative expenses in the upcoming quarters, including costs associated with converting our existing financial statements under IFRS to U.S. GAAP financial statements.

Conference Call and Webcast

AOS plans to conduct an investor teleconference and live webcast to discuss the financial results for the second quarter of fiscal year 2011 today, February 2, 2011 at 2:00 p.m. PST / 5:00 p.m. EST. To participate in the live call, analysts and investors should dial 877-312-8797 (or 253-237-1194 if outside the U.S.). To access the live webcast and the subsequent replay of the conference call, which will be available for seven days after the live call, go to the "Events & Presentations" section of the company's investor relations website, http://investor.aosmd.com.

Forward Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management's judgment, beliefs, current trends, and anticipated product performance. These forward-looking statements include, without limitation, projected amount of revenues, gross margin, and operating profit, expectation with respect to the impact of APM and manufacturing capacity, anticipated demand for our products, references to our ability to execute our strategic roadmap, and other statements under the section entitled "Business Outlook." Forward looking statements involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, our ability to introduce or develop new and enhanced products that achieve market acceptance; the actual product performance in volume production; the quality and reliability of our product, our ability to achieve design wins, the general business and economic conditions, our ability to identify and consummate strategic transactions; the state of semiconductor industry and seasonality of our markets, and other risks as described in our SEC filings, including our annual report on Form 20-F filed on September 2, 2010. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements.  Although we believe that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and AOS undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements presented on a basis consistent with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures, including non-GAAP net profit and earnings per share. These supplemental measures exclude share-based compensation expenses that are non-cash charges and a one-time gain on equity interest arising from our APM acquisition. We believe that non-GAAP financial measures can provide useful information to both management and investors by excluding certain non-cash expenses that are not indicative of our core operating results. In addition, our management uses non-GAAP measures to compare our performance relative to forecasts and to benchmark our performance externally against competitors. Our use of non-GAAP financial measures has certain limitations in that the non-GAAP financial measures we use may not be directly comparable to those reported by other companies.  For example, the term used in this press release, non-GAAP net profit, does not have a standardized meaning. Other companies may use the same or similarly named measures, but exclude different items, which may not provide investors with a comparable view of our performance in relation to other companies. We seek to compensate for this limitation by providing a detailed reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the tables attached to this press release.  Investors are encouraged to review the related IFRS financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable IFRS financial measure.

About Alpha and Omega Semiconductor

Alpha and Omega Semiconductor Limited, or AOS, is a designer, developer and global supplier of a broad range of power semiconductors, including a wide portfolio of Power MOSFET and Power IC products. AOS seeks to differentiate itself by integrating its expertise in device physics, process technology, design and advanced packaging to optimize product performance and cost, and its product portfolio is designed to meet the ever increasing power efficiency requirements in high volume applications, including portable computers, flat panel TVs, battery packs, portable media players and power supplies. For more information, please visit http://www.aosmd.com.

For investor relations, please contact Hao Guan at investors@aosmd.com.

The following consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Boards.

Alpha and Omega Semiconductor Limited
Consolidated Balance Sheets
IFRS
(in thousands)
(unaudited)
	December 31,	June 30,
	2010	2010
ASSETS
Noncurrent assets:
Property, plant and equipment	$ 106,043	$ 44,163
Intangible assets	4,486	3,820
Investment in an associate	--	25,693
Deferred income tax assets	10,521	2,296
Other noncurrent assets	5,476	458
Total noncurrent assets	126,526	76,430

Current assets:
Inventories	44,525	28,315
Trade receivables	42,030	30,639
Other current assets	2,130	3,075
Restricted cash	79	707
Cash and cash equivalents	114,412	119,001
Total current assets	203,176	181,737

Total assets	$ 329,702	$ 258,167

EQUITY
Capital and reserves
Common shares	$ 49	$ 44
Share premium	128,956	103,803
Other reserves	21,051	17,946
Retained earnings	86,430	67,603
Total equity	236,486	189,396

LIABILITIES
Noncurrent liabilities:
Deferred income tax liabilities	22	25
Deferred rent	824	670
Finance lease	144	436
Total noncurrent liabilities	990	1,131

Current liabilities:
Trade and other payables	69,403	47,584
Current income tax liabilities	6,039	3,917
Borrowings	13,942	3,680
Trade and other payable to an associate	--	10,100
Finance lease	589	571
Provisions	2,253	1,788
Total current liabilities	92,226	67,640

Total liabilities	93,216	68,771

Total equity and liabilities	$ 329,702	$ 258,167

Alpha and Omega Semiconductor Limited
Consolidated Statements of Income
IFRS
(in thousands, except per share amounts)
(unaudited)	Three Months Ended			Six Months Ended
	December 31,	September 30,	December 31,	December 31,
	2010	2010	2009	2010	2009

Revenue	$ 83,982	$ 89,417	$ 63,982	$ 173,399	$ 138,699
Cost of goods sold	59,961	65,168	45,949	125,129	101,885
Gross profit	24,021	24,249	18,033	48,270	36,814

Operating expenses:
Research and development	6,638	6,295	5,321	12,933	9,593
Selling, general and administrative	9,078	9,258	6,140	18,336	11,505
Total operating expenses	15,716	15,553	11,461	31,269	21,098
Operating profit	8,305	8,696	6,572	17,001	15,716

Finance income (costs), net	(10)	(18)	(13)	(28)	(111)

Gain on equity interest	998	--	--	998	--
Share of profit of an associate	1,161	823	3,546	1,984	4,099
Profit before income tax	10,454	9,501	10,105	19,955	19,704

Income tax expenses	522	606	386	1,128	646

Net profit	$ 9,932	$ 8,895	$ 9,719	$ 18,827	$ 19,058

Earnings per share
Basic per share	$ 0.43	$ 0.40	$ 1.22	$ 0.84	$ 2.40
Diluted per share	$ 0.41	$ 0.38	$ 0.48	$ 0.78	$ 0.95

Weighted-average number of shares used in
computing earnings per share
Basic shares	22,977	22,115	7,956	22,546	7,939
Diluted shares	24,425	23,660	20,085	24,044	19,991

Alpha and Omega Semiconductor Limited
Reconciliation of Net Profit to non-GAAP Net Profit
(in thousands, except per share amounts)
(unaudited)
	Three Months Ended			Six Months Ended
	December 31,	September 30,	December 31,	December 31,
	2010	2010	2009	2010	2009

IFRS net profit	$ 9,932	$ 8,895	$ 9,719	$ 18,827	$ 19,058

Share-based compensation:
Cost of goods sold	138	135	1	273	53
Research and development	359	423	221	782	403
Selling, general and administrative	771	1,082	334	1,853	768
Total share-based compensation	1,268	1,640	556	2,908	1,224

One-time item:
Gain on equity interest	(998)	--	--	(998)	--
Non-GAAP net profit	$ 10,202	$ 10,535	$ 10,275	$ 20,737	$ 20,282

Non-GAAP diluted EPS	$ 0.42	$ 0.45	$ 0.51	$ 0.86	$ 1.01

Weighted-average number of shares used in
computing non-GAAP earnings per share
Diluted shares	24,425	23,660	20,085	24,044	19,991

CONTACT: Hao Guan
         investors@aosmd.com